Union Security Insurance Company
Variable Account D of Union Security Insurance Company
Wells Fargo Passage

December 1, 2022 update to the product notice dated May 2, 2022

This update is for informational purposes and requires no action on your part.

At a meeting held on November 15-16, 2022, the Board of Trustees of the Allspring Variable Trust Funds approved the following name change effective on or about May 1, 2023:

Current Fund Name	New Fund Name effective on or about May 1, 2023:
Allspring VT Omega Growth Fund	Allspring VT Discovery All Cap Growth Fund
This update should be retained for future reference.
HV-7952